SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-
2(b)

(Amendment No. _______)*

Cybercash, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

232462101
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 11, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[x]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 9)

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
           Halifax Fund, L.P.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  [x]
      (b)  [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.    SOLE VOTING POWER

           0

6.    SHARED VOTING POWER

           1,432,865

7.    SOLE DISPOSITIVE POWER

           0

8.    SHARED DISPOSITIVE POWER

           1,432,865

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           1,432,865

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*     [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.89%

12.   TYPE OF REPORTING PERSON*

           PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
           The Palladin Group, L.P.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  [x]
      (b)  [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.    SOLE VOTING POWER

           0

6.    SHARED VOTING POWER

           1,432,865

7.    SOLE DISPOSITIVE POWER

           0

8.    SHARED DISPOSITIVE POWER

           1,432,865

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           1,432,865

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*    [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.89%

12.   TYPE OF REPORTING PERSON*

           PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1(a). Name of Issuer:

      Cybercash, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

      2100 Reston Parkway, 3rd Floor
      Reston, Virginia 20191

Item 2(a). Name of Person Filing:

      The names of the persons filing this statement on Schedule 13G are: Halifax Fund, L.P., a Cayman Islands exempted limited partnership ("Halifax"), and The Palladin Group, L.P., a Texas limited Partnership ("Palladin"). Yarmouth Investments Ltd., a Cayman Islands exempted company ("Yarmouth") is the sole general partner of Halifax. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment manager for Halifax. Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. Both PCM and Yarmouth are controlled by Jeffrey Devers ("Devers").

Item 2(b). Address of Principal Business Office or, if None,
           Residence:

HALIFAX

      The business address of Halifax is c/o CITCO Fund
      Services (Cayman Islands) Limited, Corporate Centre,
      West Bay Road, Grand Cayman, Cayman Islands, British
      West Indies.

PALLADIN

      The business address of Palladin is 40 West 57th Street,
      15th Floor, New York, New York 10019.

Item 2(c). Citizenship:

      Halifax is an exempted limited partnership formed under the laws of the Cayman Islands.

      Palladin is a limited partnership formed under the laws of Texas.

Item 2(d). Title of Class of Securities:

      Common Stock, $.001 par value (the "Common Stock")

Item 2(e). CUSIP Number: 232462101
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

           (a) [ ]     Broker or dealer registered under
           Section 15 of the Exchange Act.

           (b) [ ]     Bank as defined in Section 3(a)(6) of
           the Exchange Act.

           (c) [ ]     Insurance company defined in Section
           3(a)(19) of the Exchange Act.

           (d) [ ]     Investment company registered under
           Section 8 of the Investment Company Act.

           (e) [ ]     An investment adviser in accordance with
           Rule 13d-1(b)(1)(ii)(E).

           (f) [ ]     An employee benefit plan or endowment
           fund in accordance with Rule 13d-1(b)(1)(ii)(F).

           (g) [ ]     A parent holding company or control
           person in accordance with Rule 13d-1(b)(1)(ii)(G).

           (h) [ ]     A savings association as defined in
           Section 3(b) of the Federal Deposit Insurance Act.

           (i) [ ]     A church plan that is excluded from the
           definition of an investment company under Section
           3(c)(14) of the Investment Company Act;

           (j) [ ]     Group, in accordance with Rule
           13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.    Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            Halifax and Palladin together beneficially own
            1,044,450 shares of Common Stock, and warrants to purchase 388,415 additional shares of Common Stock.

      (b)   Percent of class:

            Halifax and Palladin's aggregate beneficial ownership of 1,432,865 shares of Common Stock, constitutes 8.89% of all of the outstanding shares of Common Stock.

      (c)   Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote

                       Not applicable.

            (ii)  Shared power to vote or to direct the vote

               Halifax and Palladin together have shared power
            to vote or direct the vote of 1,432,865 shares of Common Stock.

            (iii)  Sole power to dispose or to direct the
            disposition of

                       Not applicable.

            (iv) Shared power to dispose or to direct the disposition of

                       Halifax and Palladin together have
            shared power to dispose or direct the disposition of 1,432,865 shares of Common Stock.

      Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.

      Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

      Not applicable.


Item 8.     Identification and Classification of Members of the
            Group.

      See Item 2(a).

Item 9.     Notice of Dissolution of Group.

      Not applicable.
Item 10.    Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: February 9, 1999

                       HALIFAX FUND, L.P.

                       By: Yarmouth Investments Ltd.,
                            General Partner


                            By: /s/ Robert Chender
                                  Robert Chender
                                  Authorized Person


                       THE PALLADIN GROUP, L.P.

                       By: Palladin Capital Management, LLC,
                            General Partner


                            By: /s/ Robert Chender
                                  Robert Chender
                                  Authorized Person

EXHIBIT A

JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Cybercash, Inc. dated February 9, 1999 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: February 9, 1999

                       HALIFAX FUND, L.P.

                       By: Yarmouth Investments Ltd.,
                            General Partner


                            By: /s/ Robert Chender
                                  Robert Chender
                                  Authorized Person


                       THE PALLADIN GROUP, L.P.

                       By: Palladin Capital Management, LLC,
                            General Partner


                            By: /s/ Robert Chender
                                  Robert Chender
                                  Authorized Person